June 2, 2014

Mr. Kevin P. Quirk, CEO

FRESH PROMISE FOODS, INC.

1111 Alderman Drive, S-210

Alpharetta, GA 30005

To the Members of the Board of Directors of

Fresh Promise Foods, Inc.

This letter shall serve as formal notice of my resignation, effective immediately, from my positions as Chief Financial Officer and a director of Fresh Promise Foods, Inc. (the “Company”), and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Joseph C. Canouse

Joseph C. Canouse, CFO

1111 Alderman Dr., Ste. 210 Alpharetta, GA 30005

Ph. 770 521 1330 Fax: 770 521 0259